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                                                                    EXHIBIT 99.3

INTERNAL REVENUE SERVICE
Index Numbers:
     61.00-00    61.03-00
     61.43-00   451.01-00               Department of the Treasury
                                        Washington, DC 20224
                                        Person to Contact:
                                          Thomas M. Preston (ID No. 50-08511)
Regis F. Binder                         Telephone Number:
Treasurer                                 202-622-4443
West Penn Power Company                 Refer Reply To:
800 Cabin Hill Drive                      CC:DOM:FI&P:2/PLR-106944-99
Greensburg, PA 15601                    Date: JULY 23 1999

Legend

     Parent         =         Allegheny Energy, Inc.
                    =         EIN: 13-5531602
     Company        =         West Penn Power Company
                    =         EIN: 13-5480882
     Issuer         =         Business Trust
     State A        =         Pennsylvania
     State B        =         Delaware
     State C        =         Maryland
     Statute        =         Title 66 Pa. Consolidated Statutes, Section
                              2801, Electricity Generation Customer Choice
                              and Competition Act
     Date 1         =         November 19, 1998
     Date 2         =         December 31, 2008
     Year 1         =         1996
     a              =         $670 million
     b              =         .5%
     c              =         2%

     Dear Mr. Binder:

     This letter is in reply to the letter dated April 6, 1999, requesting a ruling on the proposed transaction described below.
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                                     FACTS

     Parent is a State C corporation that is the common parent of an affiliated group of corporations which includes Company and which files a consolidated return with Company. Company, an accrual based State A corporation, is an investor-owned electric utility engaged in the generation, transmission, distribution and sale of electricity to residential, commercial, industrial, and governmental customers within all or part of 23 counties in State A. As such, Company is subject to regulation by both the Public Utility Commission (PUC) and the Federal Energy Regulatory Commission.

     State A is deregulating its electric utility industry. As a result, Company's customers will be allowed to contract directly with alternative suppliers of electricity, and Company will compete with other parties to sell electricity. The Statute was enacted in December of year 1 to provide for the restructuring of the electric utility industry in State A through the unbundling of electric services into separate generation, transmission and distribution services with open retail competition for generation. Electric distribution and transmission services will remain regulated by the PUC.

     The Statute requires utilities to submit to the PUC restructuring plans that address "stranded costs" resulting from competition. Stranded costs include regulatory assets, nuclear decommissioning costs and long-term purchased power commitments, for which full recovery is allowed, and other costs, including investment in generating plants, spent-fuel disposal, retirement costs and reorganization costs, for which an opportunity for recovery is allowed in an amount determined by the PUC as just and reasonable. These costs, after mitigation by the utility, are to be recovered through a competitive transition charge (CTC) approved by the PUC and collected from distribution customers for up to nine years, or for an alternate period determined by the PUC for good cause shown.

     As a mechanism for the mitigation of CTCs and the reduction of customer rates, the Statute authorizes an electric utility to securitize its stranded costs through the issuance of bonds (Transition Bonds) either directly by the utility, or by a finance subsidiary or third party assignee of the utility. The Statute facilitates this securitization by creating, as security for the Transition Bonds, a property right designated intangible transition property
(ITP), which represents the irrevocable right to recover from a utility's jurisdictional customers, amounts sufficient to recover the utility's stranded costs, as well as amounts to cover the expenses of issuing and servicing the Transition Bonds, and the funding of any necessary reserve accounts, which are collectively defined as qualified transition expenses (QTEs). ITP is created through the issuance of a qualified rate order (QRO) by the PUC that is declared irrevocable. Although the PUC may approve periodic adjustments to the ITC in accordance with the Statute and the QRO, once a QRO is declared irrevocable, it may not be modified by the Company,
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the PUC, the State or any instrumentality thereof. The Statute provides that the transfer of ITP to a subsidiary or assignee of the utility pursuant to an irrevocable QRO shall be treated as an absolute transfer of the utility's right, title and interest as in a true sale, and not as a pledge or other financing other than for state income and franchise tax purposes.

     Transition Bonds will be repayable from intangible transition charges
(ITCs). ITCs are non-bypassable charges imposed on a utility's jurisdictional customers to recover the utility's authorized QTEs. Jurisdictional customers are those located in the utility's certificated territory, whether or not the customers purchase electricity from the electric utility. The ITC will be calculated as a percentage of expected total base rate revenue to be collected by customer rate class, the collection of which will likely be dependent on, inter alia, a utility's ability to forecast the usage, delinquencies, charge-offs, and payment lags of customers in each rate class.

                              PROPOSED TRANSACTION

     Company will form a wholly owned domestic corporation (Newco). Company will contribute the ITP to Newco in exchange for Newco stock. Newco will form the Issuer, as a remote, wholly owned State B limited liability company. The Issuer will not elect to be treated as an association taxable as a corporation under section 301.7701-3(b)(1) of the Procedure and Administration Regulations.

     Newco will sell the ITP and associated ITC revenues created by the QRO adopted on Date 1 to the Issuer. The Issuer will issue Transition Bonds in the aggregate principal amount of up to a secured by the ITP and associated ITC revenues. The net proceeds from the issuance of the Transition Bonds will be transferred to Newco as payment for the ITP.

     The ITC will be a specified dollar amount on each customer bill determined by applying certain rates per kilowatt hour of usage and, in some cases, per kilowatt hour of demand, to each customer's bill. The rates applicable to each will initially be based on various rate schedules that group customers into billing categories. Generally, it is anticipated that the ITC will be adjusted based on which of three classes (industrial, commercial or residential) the customer is in. The collection of the ITC will likely depend, inter alia, on the number of customers and/or usage, delinquencies and charge-offs and payments lags.

     Newco will contribute as equity to the Issuer, cash equal to at least b of the initial aggregate principal amount of the Transition Bonds to be issued. The Issuer will deposit that amount into a Capital Subaccount and it will be invested in financial
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instruments that are issued by parties unaffiliated with Company and that can be readily converted into cash.


     Additionally, the QTE's to be recovered through the ITC will include an additional amount intended as credit enhancement for the Transition Bonds. Collections of this additional amount will be deposited into an Overcollaterization Subaccount. The balance in the Overcollateralization Subaccount will be expected eventually to reach at least b of the original principal amount of the Transition Bonds. ITC collections will be scheduled with the expectation that this balance will be collected ratably over the expected term of the Transition Bonds.


     The issuer will issue Transition Bonds in the form of debt securities. The Transition Bonds may be issued in one or more series. Different series may have different maturities and coupon rates, and each series may have classes with different maturities and coupon rates. Each series will be entitled to recover, through the ITC approved by one or more QROs, the QTEs based upon a specified principal amount of Transition Bonds for such series, including interest at the coupon rate or rates applicable to such series. The Transition Bonds will be recourse to the Issuer and will be secured on a pari passu basis by the ITP, associated ITC revenues, the equity and all other assets of the Issuer.

     Each of the Transition Bonds will have an expected maturity date by which principal is expected to have been repaid in full and a legal final maturity date by which it must be repaid in full. The legal final maturity date will be after the expected maturity date due to the lack of certainty concerning cash available for principal payments, and because the ITC is calculated based on estimates of variables such as levels of charge-offs, delinquencies and levels of usage. The legal final maturity date in each case will occur within three years after the expected maturity date. Under the QRO, the legal final maturity date may not be later than Date 2.

     Interest on the Transition Bonds will be payable quarterly or semiannually at rates that are based on yields commensurate with similarly rated debt obligations of comparable weighted average lives. The Transition Bonds are expected to be sold at or near par value. Each class of Transition Bonds will have a schedule of principal payments to be made on the interest payment dates. Moveover, scheduled principal payment on any one class of Transition Bonds and in the aggregate may vary significantly from period to period.

     The Transition Bonds may be subject to an optional clean-up call, i.e., early payment of all outstanding principal and accrued interest, when the outstanding principal of the series declines to a specified percentage of the original principal amount of the series.

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     Initially, the Company will service the consumer accounts that are subject to the ITCs under the Servicing Agreement between Company and the Issuer. As servicer, Company will bill and collect ITCs and retain all books and records regarding the ITCs subject to the Issuer's right of inspection. Company will, on at least a monthly basis, remit all collected ITCs to the Collection Account maintained by the indenture trustee for the benefit of the Transition Bondholders. Only in the event that Company fails satisfactorily to perform its servicing functions or is subject to certain insolvency events will Company be subject to replacement as servicer. Company's ability to resign as servicer will be restricted; however, Company may subcontract with other companies to carry out some of its servicing responsibilities, so long as the rating of the Transition Bonds are neither reduced nor withdrawn. Company will be entitled to compensation, in the form of a servicing fee, for its servicing activities and reimbursement for certain of its expenses in the manner set forth in the documentation applicable to each series. The servicing fee will be set at an annual level of not more than c of the outstanding amount of Transition Bonds. As additional servicing compensation, Company will retain all investment income earned on the ITCs between the time they are collected and the time they are remitted to the Collection Account.


     Either quarterly or semiannually, the Issuer will pay out of the Collection Account the Issuer's fees, trustee fees, servicing fees, administrative costs, operating expenses, accrued but unpaid interest on all classes of the Transition Bonds, and principal (to the extent scheduled) on the outstanding Transition Bonds. Any remaining balance in the Collection Account will be used to restore the Capital Subaccount, fund and replenish the Overcollateralization Subaccount (to the extent scheduled) and then be added to the Reserve Subaccount.

     If the ITCs collected in any period are insufficient to satisfy the Issuer's payment obligations on the Transition Bonds, including operating expenses and fees, the Issuer may draw first on amounts in the Reserve Subaccount, next on the Overcollateralization Subaccount and finally on the Capital Subaccount (except for amounts set aside to ensure payments of the Issuer's expenses).

     If the ITCs deposited in the Collection Account differ from the ITCs projected to be collected, Company, as servicer, will file for an adjustment with the PUC and the PUC will provide for such an adjustment at least annually. Adjustments during the final calendar year of the ITC collection for any series will occur quarterly, or as frequently as monthly, to ensure full recovery of the QTEs. All adjustments will be designed so that, at the end of the following period, the Capital Subaccount will (if necessary) be restored, the Overcollateralization Subaccount will be replenished (if necessary) and brought to its scheduled level, and the Reserve Subaccount will be zero.

     Investment income earned on amounts in the Collection Account, the Capital Subaccount, the Overcollateralization Subaccount and the Reserve Subaccount will
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generally be treated in the same manner as current ITC collections. However, some of this investment income that is not needed for other purposes and would otherwise be deposited into the Reserve Subaccount will be released to the Issuer and may be distributed to Newco.

     The Transition Bonds will provide for the following events of default: (1) a default of five days or more in the payment of accrued interest on any class of Transition Bonds; (2) a default in the payment of outstanding principal as of the legal final maturity date; (3) a default in payment of the redemption price following an optional clean-up call as of the redemption date; (4) certain breaches of covenants, representations or warranties by the Issuer in the indenture under which the Transition Bonds are issued; and (5) certain events of bankruptcy, insolvency, receivership or liquidation of the issuer. In the event of payment default, the indenture trustee or holders of a majority in principal amount of all series then outstanding may declare the principal of all classes of the Transition Bonds to be immediately due and payable.

     Company expects virtually all of the Transition Bonds to receive a rating of AAA by at least two nationally recognized statistical rating agencies.

     After repayment of any series of the Transition Bonds, any balances in the various accounts relating to that series will be released to the Issuer and may be distributed by the Issuer to Newco.

                                     ISSUES

     (1) Does the issuance of the QRO authorizing the collection of the CTC, or the issuance of Transition Bonds, result in gross income to Company or to Newco?

     (2) Are the Transition Bonds obligations of Newco?

                                      LAW

     Section 61 of the Internal Revenue Code generally defines gross income as "income from whatever source derived", except as otherwise provided by law. Gross income includes income realized in any form, whether in money, property, or services. Section 1.61-1(a) of the Income Tax Regulations. This definition encompasses all "accessions to wealth, clearly realized, and over which the taxpayers have complete dominion" Commissioner v. Glenshaw Glass Co., 348 U.S. 426, 431 (1955), 1955-1 C.B. 207.

     The right to collect the CTC is of significant value in producing income for Company, and State A's action in making the CTC rights transferable has enhanced
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that value. Generally, the granting of a transferable right by the government does not cause the realization of income. Rev. Rul. 92-16, 1992-1 C.B. 15 (allocation of air emission rights by the Environmental Protection Agency does not cause a utility to realize gross income); Rev. Rul. 67-135, 1967-1 C.B. 20 (fair market value of an oil and gas lease obtained from the government through a lottery is not includible in income).

     The economic substance of a transaction generally governs its federal tax consequences. Gregory v. Halvering, 293 U.S. 465 (1935), XIV-1 C.B. 193. Affixing a label to an undertaking does not determine its character. Rev. Rul. 97-3, 1997-2 I.R.B. 5. An instrument secured by property may be an obligation of the taxpayer or, alternatively, may be a disposition of the underlying property by the taxpayer. Cf. id. (the Small Business Administration is the primary obligor of certain guaranteed payment rights that are created under its participating security program).

                                  CONCLUSIONS

     Based on the facts as represented, we rule as follows:

     (1) Neither the issuance of the QRO financing order authorizing the collection of the CTC nor the issuance of Transition Bonds, result in gross income to Company or to Newco.

     (2) The Transition Bonds are obligations of Newco.

     Except as specifically ruled on above, no opinion is expressed or implied regarding the federal tax consequences of the transaction.

     This ruling is directed only to Company. Under section 6110(k)(3) of the Code, this ruling may not be used or cited as precedent.

     A copy of this letter should be attached to the federal income tax return of Company for the taxable years that include the transaction described in this letter.

                                         Sincerely yours,
                                         Assistant Chief Counsel
                                         (Financial Institutions & Products)


                                         By: /s/ Marshall Feiring
                                             ---------------------------
                                             Marshall Feiring
                                             Senior Technician Reviewer,
                                             Branch 2